UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                                 3Dshopping.com
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    885793109
                           ---------------------------
                                 (CUSIP Number)


(12/31/99)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

                                  Schedule 13G
CUSIP No. 885793109                                                  Page 2 of 5
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  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Donald L. Hejmanowski
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

        (a) [ ]
        (b) [ ]
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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                        5   SOLE VOTING POWER

  NUMBER                    250,000
  OF                    --------------------------------------------------------
  SHARES                6   SHARED VOTING POWER
  BENEFICIALLY
  OWNED                     0
  BY                    --------------------------------------------------------
  EACH                  7   SOLE DISPOSITIVE POWER
  REPORTING
  PERSON                    250,000
  WITH:                 --------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       250,000
--------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.2%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

Item 1.   Issuer

     (a)  The name of the Issuer is 3Dshopping.com.

     (b) The Issuer's executive offices are located at 308 Washington Blvd., Marina del Rey, CA 90242.

Item 2.   Reporting Person and Security

     (a)  This Statement is filed by Mr. Donald L. Hejmanowski, an individual.

     (b) Mr. Hejmanowski's business addresses are 308 Washington Blvd., Marina del Rey, CA 90242, and 1613 Waterford Falls Ave., Las Vegas, NV 89123.

     (c)  Mr. Hejmanowski is a citizen of the United States of America.

     (d)  This Statement relates to shares of Common Stock of 3Dshopping.com.

     (e) The CUSIP number assigned to the Common Stock of the Issuer is 885793109.

Item 3. Filings Pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

     (a)  [ ]  Broker of dealer registered under Section 15 of the Exchange Act;

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act;

     (d) [ ] Investment company registered under section 8 of the Investment Company Act;

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

     (h) [ ] A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

Item 4.   Ownership

     (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Hejmanowski may be deemed to be the beneficial owner of a total of 250,000 shares of Issuer Common Stock.

     (b) Mr. Hejmanowski's beneficial ownership of Issuer Common Stock represented approximately 5.2% of the 4,803,746 issued and outstanding shares on December 31, 1999.

     (c) Mr. Hejmanowski has sole power to vote or direct the voting and to dispose or to direct disposition of the outstanding shares that he beneficially owns.

Item 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        February 9, 2000
                                        ----------------------------------------
                                        Date


                                        DONALD L. HEJMANOWSKI
                                        ----------------------------------------
                                        Donald L. Hejmanowski